SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated March 21, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                  Yes |X| No|_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Eiger Technology, Inc.


Date: March 21, 2000                      Mr. Gerry A. Racicot
                                          President

                     [LETTERHEAD OF EIGER TECHNOLOGY, INC.]

PRESS RELEASE
March 21,2000
--------------------------------------------------------------------------------
                                     TSE:AXA
                                  OTC BB:ETIFF

              EIGER TECHNOLOGY BOOSTS MP3 and DSL SALES MANAGEMENT

STRATFORD, ONTARIO, MARCH 21, 2000 -- Eiger Technology, Inc. (ETI) (TSE:AXA, OTC
BB: ETIFF) announced today that their majority owned subsidiary, Eiger Labs Group Inc. has successfully recruited Manny C. Tan as Vice President of North American sales.

ETI is a totally integrated research and development house which designs, manufactures and distributes MP3 and DSL modems and other leading edge computer peripheral products.

Tan has extensive experience in the fast paced personal computer, peripheral and consumer market place. His success in sales and marketing strategy, channel development, product development and leadership enabled the Magitronic brand to reach its first goals of $100 million and continue on to even greater growth.

Thomas Lee, COO of Eiger Labs Group said "We are very pleased to have successfully recruited Manny to co-develop our strategic sales and marketing direction. His abilities are also invaluable in establishing a national sales distribution network in the MP3 and DSL product lines. His marketing knowledge and specification skills are extensively known in the industry ensuring Eiger Labs Group's ability of rapid sales growth with concise marketing implementation."

ETI's majority owned South Korean company EigerNet Inc. has opened its new manufacturing facility which increases production capacity over 100% per month. The three lines include two modem lines and one MP3 line comprising of state-of-the-art Yamaha production equipment that permits world-class production of Eiger's peripheral products.

Gerry Racicot, while attending the grand opening of its new manufacturing facility in S. Korea last week, stated "ETI is continuing to go from strength to strength as top industry personnel are attracted to the company and manufacturing capacity grows to a level of world eminence."

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

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